

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010   April 7, 2010

Lawrence S. Block
Senior Vice President and General Counsel
Kenmar Preferred Investments Corp.
900 King Street
Suite 100
Rye Brook, NY 10573

> **Re: KMP Futures Fund I LLC**
> **Form 10-12G**
> **Filed November 2, 2009**
> **File No. 000-53816**

Dear Mr. Block:

    We have completed our review of your Form 10 and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karen J. Garnett
                                        Assistant Director

cc: Timothy P. Selby, Esq. (*via facsimile*)